Exhibit 15.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-225568, 333-227747, 333-253596 and 333-288385) of Amber International Holding Limited and its subsidiaries (collectively the “Company”) of our report dated May 13, 2026, with respect to the audit of the consolidated statements of financial position of the Company as of December 31, 2023, 2024 and 2025, and the related consolidated statements of profit or loss, comprehensive loss, changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2025, and the related notes, which are included in its Annual Report on Form 20-F of the Company for the year ended December 31, 2025.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
May 13, 2026	Certified Public Accountants
PCAOB ID: 1171